WallachBeth Capital, LLC

<u>(SEC I.D. NO. 8-67936)</u>

FINANCIAL STATEMENT
AS AT DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67936

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WallachBeth Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Yamato Road, Suite 404
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Oh	646-998-7610	coh@wallachbeth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

88 Froehlich Farm Blvd, 3rd Floor	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Wallach_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___WallachBeth Capital LLC_____, as of ___12/31_____, 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ERIC SCHWEITZER
MY COMMISSION #HH465483
EXPIRES: NOV 19, 2027
Bonded through 1st State Insurance

Signature: _____

Title: CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WALLACHBETH CAPITAL, LLC

TABLE OF CONTENTS
December 31, 2023



Citrin Cooperman & Company, LLP
Certified Public Accountants

88 Froehlich Farm Blvd., 3rd Floor
Woodbury, NY 11797
T 516.364.3390 **F** 516.496.0417
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
WallachBeth Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of WallachBeth Capital, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of WallachBeth Capital, LLC's management. Our responsibility is to express an opinion on WallachBeth Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to WallachBeth Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as WallachBeth Capital, LLC's auditor since 2022.
Woodbury, New York
February 29, 2024

WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	1,871,650
Due from clearing brokers		713,293
Commissions receivable		1,546,593
Securities owned, at fair value		3,929,352
Furniture and fixtures, net of accumulated depreciation of $843,801		15,939
Operating lease right-of-use assets, net of accumulated amortization of $1,621,031		2,030,526
Other assets		1,135,974
Total assets	$	11,243,327

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,116,208
Operating lease liabilities		2,368,165
Total liabilities		4,484,373

Members' Equity

Members' equity		6,758,954
Total liabilities and members' equity	$	11,243,327

The accompanying notes are an integral part of this financial statement

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2023

Note 1 - ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission and is a Member of the National Futures Association ("NFA"). Effective January 1, 2023, the Company changed its corporate structure to 95% owned by WallachBeth Holdings, LLC and 5% owned by Sago Management LLC.

The Company's primary business is to serve institutional customers on an agency only basis. The Company is an "inter-market-broker" specializing in exchange-listed equity options and index products ETFs, equities and non-U.S equities. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of this rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records as customarily kept by a clearing broker/dealer. The Company also relies on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for its non-introduced business such as private placements of securities and referrals of potential qualified investors to other broker-dealers which are offering securities of issuers.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of three months or less, which are not held for sale in the ordinary course of business.

The Company has multiple sweep investment accounts with the money market funds investing in US treasuries. As at December 31, 2023, the money market funds totaled approximately $1,482,000 and have been classified as cash equivalents in the accompanying financial statements.

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. Cash in excess of insured amounts approximated $139,000 at December 31, 2023. The Company also maintains money market fund balances at a financial institution which is insured, in the aggregate, by the Securities Investor Protection Corporation ("SIPC"), for up to $500,000. Balances in excess of insured amounts approximated $982,000 at December 31, 2023. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Commissions Receivable, Allowance for Credit losses

The Company extends unsecured credit in the normal course of business to its clients. The Company recognizes allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). The allowance for credit losses impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client). The Company determined that its commissions receivable totaling $1,546,593 as of December 31, 2023 was the only item in scope of the guidance. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions, the Company assessed the risk of default from these counter parties to be virtually non-existent and considers any resultant allowance to be not material to the financial statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this financial asset receivable as facts and circumstances evolve.

Depreciation

Furniture and fixtures are being depreciated over their estimated useful lives (1-7 years).

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Due from Clearing Brokers

The clearing and depository operations for the Company's securities transactions are provided by brokers. At December 31, 2023, all of the securities owned and the majority of the amounts due from brokers reflected in the Statement of Financial Condition is held with its clearing brokers. Subject to the clearing agreements between the Company and these clearing brokers, the clearing brokers have a lien and right of off-set against all amounts deposited and held in those accounts.

Grow New Jersey Tax Credit

The Company was approved for up to $3,712,500 of Grow New Jersey Assistance Act Tax Credit over a 10 year period starting tax year 2017. The Company was required to apply for the annual Grow New Jersey Assistance Act Tax Credit Certificate and the New Jersey Economic Development Authority reviewed and approved the amount of the tax credit as having met all of the requirements of the Grow New Jersey Assistance Act Tax Credit Program.

On August 16, 2023, the Company was approved and received year 2021 Tax Credit Certificate, which was sold for cash proceeds of $307,000. Under the term of the agreement, the Company was required to comply with the program for an additional 5 years after the 10 years eligibility period. Accordingly, the Company originally recognized $109,000 as other revenue and booked $198,000 as unearned income.

On August 25, 2023, NJ state confirmed that the Grow NJ tax credit incentive agreement has been terminated with no further action needed. Accordingly, the Company has recognized all remaining unearned income of $1,069,000, representing the previously unearned income yet to be recognized by the Company from the sale of the tax certificates for year 2017, 2018, 2019, 2020 and 2021.

Note 3 - FAIR VALUE MEASUREMENT

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.*

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, due from clearing broker, commissions receivable, accounts payable, commissions payable, accrued expenses, and operating lease liability, approximate their fair values.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table presents the Company's fair value hierarchy for those assets valued at fair value as of December 31, 2023:

Note 3 - FAIR VALUE MEASUREMENT (continued)

Fair Value Measurements Using

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$ 968,527	$ 968,527	$ -	$ -
U.S. Treasury Notes	2,958,800	2,958,800	-	-
Other Securities	2,025	2,025	-	-
Total	$3,929,352	$3,929,352	$ -	$ -

The Company's investments are valued using Level 1 inputs and consist of Equities, U.S. Treasury notes and other securities. The fair value of the equities, U.S. Treasury notes and other securities is based on quoted prices in active markets.

Note 4 – RETIREMENT PLAN

The Company has a 401 (k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in proportion of their salaries to the total salaries of all participants. Total contributions to the Plan amounted to approximately $606,000 for the year ended December 31, 2023.

Note 5 – OPERATING LEASE RIGHT OF USE ASSETS AND LEASE LIABILITIES

On December 29, 2016, the Company signed its operating lease for its headquarters in Jersey City, New Jersey, effective August 1, 2017, for 10 years and 8 months with an option to extend the lease for an additional 5 years term at the end of lease term. The initial lease rate was $41,193 per month with escalating payments.

In addition, on May 4, 2021, the Company signed its operating lease for its new headquarters in Boca Raton, Florida, effective February 4, 2022, for 5 years and 5 months with 2 options to extend the lease at the end of lease term for an additional 3 years each. The initial lease rate is $4,785 per month with escalating payments.

Note 5 – OPERATING LEASE RIGHT OF USE ASSETS AND LEASE LIABILITIES (continued)

For the Jersey City office, as of January 1, 2019, the Company has recognized a ROU asset of approximately $3,390,000 and a liability of $3,731,000 and eliminated deferred rent of $790,000. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 7.00% to estimate the present value of the remaining monthly lease payments. For the Boca Raton office, as of February 4, 2022, the Company has recognized a ROU asset of approximately $262,000 and a liability of $252,000. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 5.75% to estimate the present value of the remaining monthly lease payments.

As of December 31, 2023, the Company had a ROU asset of approximately $2,031,000 and a liability of $2,368,000.

Remaining lease term and discount rate for operating lease is as follows:

	December 31, 2023	
	Jersey City Office	Boca Raton Office
Remaining lease term	4 years and 3 months	3 years and 7 months
Discount rate	7.00%	5.75%

Future undiscounted cash flows for each of the next five years and a reconciliation to the lease liabilities recognized on the statement of financial condition as of December 31, 2023 for operating lease is as follows:

	Amount
Year 2024	$ 630,000
Year 2025	647,000
Year 2026	663,000
Year 2027	647,000
Year 2028	154,000
Total lease payments	2,741,000
Less interest	(373,000)
Present value of lease liabilities	$ 2,368,000

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2023

Note 6 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 29, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 7 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company policy to review, as necessary, the credit standing of each counterparty.

Note 8 - GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees its clearing broker against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded a contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 8 – GUARANTEES (continued)

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Note 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had Net Capital of approximately $4,489,000, which was approximately $4,325,000 in excess of its required net capital of $164,000. The Company's net capital ratio was 55%.